LIFOGRAPH INC
Profit and Loss
January - December 2019 and 2018

	2019	2018
REVENUES		
Commission Income	$ 5,100	$ -
Sales	$ 30,042	$ 52,525
TOTAL REVENUES	**$ 35,142**	**$ 52,525**
EXPENSES		
Administration Services	$ -	$ 266
Advertising	$ 7,119	$ 8,077
Automobile Expense	$ 3,268	$ 1,314
Bank Service Charges	$ 1,275	$ 194
Data Services	$ 19,069	$ 10,317
Design Services	$ 745	$ -
Franchise Tax	$ 2,960	$ -
Internet	$ 500	$ 525
Legal Fees	$ 249	$ -
Marketing Expense	$ 20,466	$ -
Meals and Entertainment	$ 410	$ 632
Miscellaneous Expense	$ 480	$ -
Office Supplies	$ 86	$ 70
Postage and Delivery	$ 6	$ -
Professional Fees	$ 2,400	$ -
Project Management	$ 7,006	$ 3,490
Rent Expense	$ 888	$ -
Servers	$ 12,454	$ 4,999
Software	$ 155	$ 155
Travel Expense	$ 1,421	$ -
Web Development and Services	$ 77,476	$ 40,870
TOTAL EXPENSES	**$ 158,433**	**$ 70,909**
OPERATING INCOME (LOSS)	**$ (123,291)**	**$ (18,384)**
OTHER INCOME (EXPENSES)		
Other Income	$ -	$ 9,945
Interest Expense	$ (772)	$ (2,100)
OTHER INCOME (EXPENSES)	**$ (772)**	**$ 7,845**

INCOME (LOSS) BEFORE INCOME TAXES	$	(124,063)	$	(10,539)
PROVISION FOR INCOME TAX	$	800	$	800
NET INCOME (LOSS)	$	(124,863)	$	(11,339)